UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WOLVERINE TUBE, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

978093102

(CUSIP Number)

Fred J. Franklin

Chief Compliance Officer

Newport Global Advisors LP

50 Kennedy Plaza, 18th Floor

Providence, RI 02903

(401) 751-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 14, 2007

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 978093102

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities Fund LP 20-4075423
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

750,500
(9) Sole Dispositive Power

(10) Shared Dispositive Power

750,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11

4.98%
(14)	Type of Reporting Person

PN

CUSIP Number 978093102

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities GP LP 20-4075335
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

750,500
(9) Sole Dispositive Power

(10) Shared Dispositive Power

750,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11

4.98%
(14)	Type of Reporting Person

PN

CUSIP Number 978093102

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Opportunities GP LLC 20-4072336
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

750,500
(9) Sole Dispositive Power

(10) Shared Dispositive Power

750,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11

4.98%
(14)	Type of Reporting Person

OO

CUSIP Number 978093102

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Advisors LP 20-3477523
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

750,500
(9) Sole Dispositive Power

(10) Shared Dispositive Power

750,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11

4.98%
(14)	Type of Reporting Person

IA

CUSIP Number 978093102

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Newport Global Advisors LLC 20-3607864
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

(8) Shared Voting Power

750,500
(9) Sole Dispositive Power

(10) Shared Dispositive Power

750,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

750,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11

4.98%
(14)	Type of Reporting Person

OO

CONTINUATION PAGES TO AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to the Statement on Schedule 13D relates to the beneficial ownership of Stock, par value $0.01 per share (the “Common Stock”), of Wolverine Tube, Inc., a Delaware corporation (the “Company”). This statement is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Company.

The class of equity securities to which this Statement relates is the Common Stock issued by the Company, which has its principal executive offices at 200 Clinton Avenue West, Suite 1000, Huntsville, AL 35801.

Item 2.	Identity and Background.

(a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

(b) The business address for each of the Reporting Persons is c/o Newport Global Advisors LP, 21 Waterway Avenue, Suite 150, The Woodlands, TX 77380.

(c) Newport Global Opportunities Fund is a private investment fund (the “Fund”). Newport Global Opportunities GP LP is the general partner of the Fund (“Fund GP”). Newport Global Opportunities GP LLC is the general partner of Fund GP (“GP LLC”). Newport Global Advisors LP is a registered investment adviser, manager of the Fund and managing member of GP LLC (“Fund Manager”). Newport Global Advisors LLC is the general partner of Fund Manager (“Manager GP”).

(d) and (e) None of the persons with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Fund, Fund GP and Fund Manager are Delaware limited partnerships. GP LLC and Manager GP are Delaware limited liability companies.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 13, 2007, the Fund acquired 760,500 shares of the Common Stock (the “Shares”) for an aggregate purchase price of approximately $1,242,895.80, which was funded through the working capital of the Fund. On February 14, 2007, the Fund sold 10,000 shares of the Common Stock, which reduced its investment in the Common Stock to 750,500 shares of the Common Stock or 4.98% of the outstanding shares of Common Stock.

Item 4.	Purpose of Transaction.

The Fund acquired the Shares on February 13, 2007 with the purpose of influencing control of the Company and Fund Manager, together with certain third parties (“Potential Co-Investors”), contacted the Company’s board of directors with a written proposal inviting the Company to enter into discussions with them regarding a contemplated transaction to restructure the Company. However, Fund Manager did not receive a response to such proposal nor did it receive any response to its additional requests for an opportunity to speak with members of the Company’s board of directors. On February 16, 2007, the chief financial officer of the Company informed Fund Manager that the Company had closed a transaction with Plainfield Special Situations Master Fund Limited and The Alpine Group, Inc. (the “Plainfield/Alpine Transaction”), pursuant to a Preferred Stock Purchase Agreement, dated February 1, 2007.

Fund Manager, on behalf of the Fund, intends to review its purpose with respect to the Shares from time to time on the basis of various factors, including the Plainfield/Alpine Transaction. Fund Manager will also consider the Company’s business, financial condition, results of operations, prospects, general economic and industry conditions, the securities markets in general and the markets for the Company’s securities in particular, as well as other investment opportunities, liquidity requirements of the Fund, or other investment considerations deemed material to the Fund. Based upon such review, the Fund and Fund Manager will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time.

Except as otherwise disclosed in this Item 4, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Company, other shareholders of the Company or other third parties, including the Potential Co-Investors, regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)(i) The Fund is the direct beneficial owner of 750,500 shares of common stock, representing approximately 4.98% of the outstanding shares of Common Stock.

(ii) Fund GP, as the result of its position as the general partner of the Fund, GP LLC, as the result of its position as the general partner of Fund GP, Fund Manager, as the result of its position as the managing member of GP LLC, and Manager GP, as the result of its position as the general partner of Fund Manager, may be deemed to beneficially own the Shares.

(iii) Each of Fund GP, GP LLC, Fund Manager and Manager GP disclaims beneficial ownership of the Shares.

(iv) Except as otherwise described in sections (a)(i)-(iii) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Shares.

(b) See Item 5(a) above.

(c) See Item 5(e) below.

(e) On February 14, 2007, the Fund sold 10,000 shares of the Company’s Common Stock, which reduced its investment in the Company to 750,500 shares of the Common Stock or 4.98% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as otherwise described in this Statement on Schedule 13D, none of the Reporting Persons has any contracts, arrangement, understandings or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement pursuant to rule 13d-1(k)(1) among the Reporting Persons, dated February 23, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2007

NEWPORT GLOBAL OPPORTUNITIES FUND LP

	By:	Newport Global Opportunities GP LP, its general partner

	By:	Newport Global Opportunities GP LLC, its general partner

	By:	Newport Global Advisors LP, its managing member

		By:	/s/ Timothy T. Janszen
		Name:	Timothy T. Janszen
		Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LP

By:	Newport Global Opportunities GP LLC, its general partner

By:	Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LLC

By:	Newport Global Advisors LP, its managing member

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LP

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer

NEWPORT GLOBAL ADVISORS LLC

By:	/s/ Timothy T. Janszen
Name:	Timothy T. Janszen
Title:	Chief Executive Officer